September 20, 2024

To: Chairman Board of Directors

Freedom Holdings, Inc aka Freedom Acquisition Corp

From: John Vivian

Re: Resignation

To whom it may concern

Please accept this letter of resignation from all officer and director positions held within the company. to be effective upon the appointment of my successor.

I confirm that I have no dispute or disagreement with the Company management.

I wish the company great success with its future endeavors.

Respectfully,

John Vivian